SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone (561) 362-959
email: jim@swblaw.net

March 15, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:           China America Holdings, Inc. (the “Company”)
Preliminary proxy statement on Schedule 14A
SEC File No. 000-53478

Ladies and Gentlemen:

This firm is counsel for the Company.  The Company filed the above referenced preliminary proxy statement with the Commission on March 11, 2011.  Please direct all questions and comments on this proxy statement to the undersigned.

Sincerely,

/s/ James M. Schneider

cc:           Mr. Shaoyin Wang